Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 26, 2011
Relating to Preliminary Prospectus Supplement dated January 18, 2011 and Prospectuses dated November 3, 2009 and December 31,  2009
Registration No. 333- 163763
                                                      Registration No. 333- 162573

ABRAXAS PETROLEUM CORPORATION

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Abraxas Petroleum Corporation

Ticker / Exchange:	AXAS /NASDAQ

Offering size:	20,503,347 shares of common stock, including 8,503,347 sold by selling stockholders

Over-allotment option:	3,075,502 shares of common stock

Common stock outstanding after offering:
88,446,204 shares of common stock, or 91,521,706 if the underwriters exercise their overallotment option to purchase additional shares in full, based on  76,446,204 shares of common stock outstanding as of January  26,  2011, excluding 354,178 shares of restricted stock awarded under our 2005 Long-Term Equity Incentive Plan but not yet vested. The number of shares outstanding does not include shares issuable upon the exercise of warrants and outstanding stock options held by our employees, officers and directors and warrants

Public offering price:	$4.40 per share of common stock

Price to the Issuer and the Selling Stockholder:	$4.136 per share of common stock

Net proceeds to the Issuer:
We estimate that we will receive net proceeds from this offering of approximately $49.3 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $62.0  million if the underwriters exercise the over-allotment option in full.  We intend to use the net proceeds from this offering to repay indebtedness outstanding under our credit facility, to increase our 2011 capital expenditure budget to $60 million and for general corporate purposes. Our credit facility matures on October 5, 2012.  At December 31, 2010, the principal balance outstanding under our credit facility was $136.0 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Trade date:	January 27, 2011

Settlement date:	February 1, 2011

Joint book-running managers:	Johnson Rice & Company L.L.C., Canaccord Genuity, Stifel Nicolaus Weisel

Co-Managers:	Ladenburg Thalmann & Co. Inc. and Wunderlich Securities

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $49.3 million, after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $62.0 million if the underwriters exercise the over-allotment option in full. We intend to use the net proceeds from this offering to repay indebtedness outstanding under our credit facility, to increase our 2011 capital expenditure budget to $60 million and for general corporate purposes. Our credit facility matures on October 5, 2012.  At December 31, 2010, the principal balance outstanding under our credit facility was $136.0 million and the interest rate was 5.75% per annum.  We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2010:

•	on a historical basis; and

•
on an adjusted basis to give effect to the completion of this offering and our application of the estimated net proceeds from this offering of approximately $49.3 million, after deducting fees and expenses (including underwriting discounts and commissions), based on the offering price of $4.40 per share, in the manner described in “Use of Proceeds,” as if the offering had occurred on September 30, 2010.

You should read the information in this table together with our historical financial statements and the accompanying notes contained in the documents incorporated by reference in  the prospectus supplement.

	Abraxas Petroleum
	As of September 30, 2010
	Historical	As Adjusted for this Offering
	(unaudited) (In thousands)
Cash and cash equivalents	$2,060	$2,060
Long-term debt(1)	139,965	90,665
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 1,000,000 authorized, -0- outstanding	—	—
Common stock, $0.01 par value, 200,000,000 authorized; 76,378,132 shares outstanding at September 30, 2010, actual; 88,378,132 shares outstanding at September 30, 2010, as adjusted	764	884
Additional paid-in capital	183,847	233,027
Accumulated deficit	(186,347)	(186,347)
Accumulated other comprehensive income	63	63
Total stockholders’ equity (deficit)	(1,673)	47,627
Total capitalization	$140,352	140,352
__________________
(1)
As of December 31, 2010, we had $136.0 million outstanding under our credit facility and $4.9 million outstanding under our real estate lien note.  We will use the net proceeds from this offering to repay approximately $49.3 million of indebtedness under our credit facility and to increase our 2011 capital expenditure budget to $60 million.

THE ISSUER HAS FILED TWO REGISTRATION STATEMENTS (EACH INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUSES IN THOSE REGISTRATION STATEMENTS AND THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE  ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUSES AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING 504-525-3767, 800-225-6201 OR 443-224-1988.